Exhibit 3.2

Amendment to Bylaws

ARTICLE XIII

CONTROL SHARE ACQUISITION STATUTE WAIVER

Section 607.0902 of the Florida Business Corporation Act shall not apply to any control-share acquisitions of shares of the corporation.  Terms used in this by-law and not otherwise defined in the by-laws shall have the meaning set forth in Section 607.0902 of the Florida Business Corporation Act.